Exhibit 99.1

GasLog Ltd. Reports Financial Results for the Three-Month Period Ended September 30, 2023

Hamilton, Bermuda, November 16, 2023, GasLog Ltd. and its subsidiaries (“GasLog”, “Group” or “Company”) (NYSE: GLOG-PA), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended September 30, 2023.

Recent Developments

Merger Agreement with GasLog Partners

On April 6, 2023, GasLog entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GasLog Partners LP (“GasLog Partners” or the “Partnership”), GasLog Partners GP LLC, the general partner of the Partnership and Saturn Merger Sub LLC, a wholly owned subsidiary of GasLog (“Merger Sub”). Pursuant to the Merger Agreement, (i) Merger Sub would merge with and into the Partnership, with the Partnership surviving as a direct subsidiary of GasLog, and (ii) GasLog would acquire the outstanding common units of the Partnership not beneficially owned by GasLog for overall consideration of $8.65 per common unit in cash (the “Transaction”), consisting in part of a special distribution by the Partnership of $3.28 per common unit in cash (the “Special Distribution”) that would be distributed to the Partnership’s unitholders in connection with the closing of the Transaction and the remainder to be paid by GasLog as merger consideration at the closing of the Transaction.

The conflicts committee (the “Conflicts Committee”) of the Partnership’s board of directors, comprised solely of independent directors and advised by its own independent legal and financial advisors, unanimously recommended that the Partnership’s board of directors approve the Merger Agreement and determined that the Transaction was in the best interests of the Partnership and the holders of its common units unaffiliated with GasLog. Acting upon the recommendation and approval of the Conflicts Committee, the Partnership’s board of directors unanimously approved the Merger Agreement and the Transaction and recommended that the common unitholders of the Partnership vote in favor of the Transaction.

The Transaction was approved at the special meeting of the common unitholders of the Partnership held on July 7, 2023, based on the affirmative vote (in person and in proxy) of the holders of at least a majority of the common units of the Partnership entitled to vote thereon, voting as a single class, subject to a cutback for certain unitholders beneficially owning more than 4.9% of the outstanding common units (as provided for in the Partnership’s Seventh Amended and Restated Agreement of Limited Partnership and described in the proxy statement of the Partnership dated June 5, 2023 as filed with the Securities Exchange Commission (“SEC”)). The payment date for the Special Distribution was July 12, 2023. The Transaction closed on July 13, 2023 at 6:30 a.m. Eastern Time (the “Effective Time”) upon the filing of the certificate of merger with the Marshall Islands Registrar of Corporations. At the Effective Time, each common unit that was issued and outstanding immediately prior to the Effective Time (other than common units that, as of immediately prior to the Effective Time, were held by GasLog) was converted into the right to receive $5.37 in cash, without interest and reduced by any applicable tax withholding, for each common unit. Accordingly, holders of common units not already beneficially owned by GasLog who held their common units both on the Special Distribution record date of July 10, 2023 (subject to the applicability of due-bill trading) and at the Effective Time received overall consideration of $8.65 per common unit. Trading in the Partnership’s common units on the New York Stock Exchange (“NYSE”) was suspended on July 13, 2023, and delisting of the common units took place on July 24, 2023. The Partnership’s 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Partnership’s Series A Preference Units”), 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Partnership’s Series B Preference Units”) and 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Partnership’s Series C Preference Units”) remain outstanding and continue to trade on the NYSE.

The merger consideration was partially financed by the borrowing of a term loan in an aggregate principal amount of $50.0 million under a Bridge Facility Agreement dated July 3, 2023 (the “Bridge Facility Agreement”), among Merger Sub, as the original borrower, GasLog, as guarantor, DNB (UK) Ltd., as arranger and bookrunner, the lenders party thereto and DNB Bank ASA, London Branch, as agent, with the Partnership succeeding to the obligations of Merger Sub upon the consummation of the Transaction. The aggregate principal amount outstanding under the Bridge Facility Agreement was repaid in full, together with accrued and unpaid interest, on July 26, 2023.

New Charter Agreements

During the third quarter of 2023, GasLog Partners extended by one year the time charter agreement of the Methane Alison Victoria, a steam turbine propulsion (“Steam”) LNG carrier, with CNTIC VPower Energy Ltd. (“CNTIC VPower”), an independent Chinese energy company, with the contract now to expire in 2024. In addition, GasLog Partners signed a multi-year time charter agreement for the Solaris, a tri-fuel diesel electric engine propulsion (“TFDE”) LNG carrier, with KE Fuel International Co., Ltd. (“Kansai”) and a multi-year time charter agreement for the Methane Rita Andrea, a Steam LNG carrier, with an Asian LNG buyer. Post-quarter end, GasLog extended by five years the time charter agreement of the GasLog Singapore, a TFDE LNG carrier, with New Fortress Energy Transport Partners LLC (“NFE Transport Partners LLC”), with the contract now due to expire in 2030. In addition, GasLog Partners signed a multi-year time charter agreement for the GasLog Santiago, a TFDE LNG carrier, with a major energy exploration company.

New $2.8 billion Five-year Sustainability-linked Senior Secured Reducing Revolving Credit Facility

On November 2, 2023, GasLog, signed a new Five-Year Sustainability-Linked Senior Secured Reducing Revolving Credit Facility in the amount of $2.8 billion (the “Facility”). This financing, involving 14 international banks, includes decarbonization and social key performance targets as a component of the Facility pricing. The Facility refinances all outstanding debt of $2.1 billion secured by 23 LNG carriers across both GasLog and GasLog Partners LP, following the acquisition by GasLog on July 13, 2023 of all the outstanding common units of GasLog Partners LP not already beneficially owned by GasLog. The 23 LNG carriers (12 GasLog vessels and 11 GasLog Partners vessels) included in the Facility are comprised of ten dual-fuel two-stroke engine propulsion (“X-DF”) LNG carriers, ten TFDE LNG carriers and three Steam LNG carriers. The Facility has a five-year tenor, includes two one-year extension options and simplifies GasLog’s debt structure, providing incremental available liquidity to the company while reducing interest cost and debt service requirements. Citibank, N.A., London Branch and BNP Paribas acted as joint coordinators on the Facility. DNB Bank ASA, London Branch has been appointed as agent and security agent and ABN AMRO BANK N.V. as sustainability co-ordinator. Alpha Bank S.A., Credit Suisse AG, a UBS Group Company, Danish Ship Finance A/S, ING Bank N.V., London Branch, National Bank of Greece S.A., Nordea Bank ABP, Filial I Norge, Oversea-Chinese Banking Corporation Limited, DNB (UK) Limited and Standard Chartered Bank (Singapore) Limited acted as bookrunners and mandated lead arrangers alongside the coordinators, the agent and the sustainability co-ordinator. National Australia Bank Limited and Skandinaviska Enskilda Banken AB (Publ) were mandated lead arrangers. The transaction was completed on November 13, 2023, with GasLog drawing down an amount of $2.1 billion and $672.0 million remaining available for general corporate purposes.

GasLog Dividend Declarations

On November 15, 2023, the board of directors of GasLog declared a quarterly cash dividend of $0.25 per common share of GasLog to GasLog’s shareholders of record as of November 16, 2023.

On November 15, 2023, the board of directors of GasLog declared a dividend on GasLog’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares (“GasLog’s Preference Shares”) of $0.546875 per share payable on January 2, 2024, to holders of record as of December 29, 2023.

GasLog Partners Dividend Declarations

On November 15, 2023, the board of directors of GasLog Partners approved and declared a distribution on the Partnership’s Series A Preference Units of $0.5390625 per preference unit, a distribution on the Partnership’s Series B Preference Units of $0.7274123 per preference unit and a distribution on the Partnership’s Series C Preference Units of $0.53125 per preference unit. The cash distributions are payable on December 15, 2023 to all unitholders of record as of December 8, 2023.

GasLog Quarterly Financial Results

Amounts in thousands of U.S. dollars	For the three months ended
	September 30, 2022	September 30, 2023
Revenues	$241,918	$229,018
Profit for the period	$109,123	$46,451
Adjusted EBITDA[1]	$192,861	$177,320
Adjusted Profit[1]	$84,762	$57,311

 1 Adjusted EBITDA and Adjusted Profit are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 2,865 available days for the quarter ended September 30, 2023, as compared to 3,199 available days for the quarter ended September 30, 2022. Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (for example, days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities). The decrease in available days was attributable to the Floating Storage Regasification Unit (“FSRU”) conversion of the Alexandroupolis that started in February 2023, the increase in off-hire days for scheduled dry-dockings and repairs (nil dry-docking off-hire days in the three-month period ended September 30, 2022, compared to 79 scheduled dry-docking and repair off-hire days in the three-month period ended September 30, 2023), the sale of the Methane Shirley Elisabeth in September 2022 and the sale of the GasLog Athens in July 2023.

Revenues were $229.0 million for the quarter ended September 30, 2023 ($241.9 million for the quarter ended September 30, 2022). The decrease in revenues is mainly attributable to the decrease in available days explained above. This decrease was partially offset by a net increase in revenues from our vessels operating in the spot and short-term markets in the third quarter of 2023.

Profit for the period was $46.5 million for the quarter ended September 30, 2023 ($109.1 million for the quarter ended September 30, 2022). The decrease in profit is mainly attributable to the decrease of $29.9 million in gain from the marked-to-market valuation of our derivative financial instruments carried at fair value through profit or loss due to changes in the forward yield curve, the increase of $17.2 million in financial costs, mainly attributable to the increase in interest expense on loans, all as a result of the increased interest rates in the third quarter of 2023 as compared to the same period in 2022 and the decrease of $12.9 million in revenues, as discussed above, partially offset by the decrease of $6.1 million in realized loss from derivatives held for trading.

Adjusted EBITDA was $177.3 million for the quarter ended September 30, 2023 ($192.9 million for the quarter ended September 30, 2022). The decrease in Adjusted EBITDA is mainly attributable to the decrease in revenues of $12.9 million, as discussed above, the increase of $1.7 million in general and administrative expenses and the increase of $1.1 million in vessel operating and supervision costs.

Adjusted Profit was $57.3 million for the quarter ended September 30, 2023 ($84.8 million for the quarter ended September 30, 2022). The decrease in Adjusted Profit is mainly attributable to the decrease in Adjusted EBITDA and the increase in financial costs, partially offset by the increase in financial income, all as a result of the increase in interest rates in the third quarter of 2023 as compared to the same period in 2022 and the decrease in realized loss from derivatives held for trading.

As of September 30, 2023, GasLog had $172.8 million of cash and cash equivalents. An additional amount of $38.6 million of time deposits with an original duration greater than three months was classified under short-term cash deposits.

As of September 30, 2023, GasLog had an aggregate of $2.9 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $332.3 million is repayable within one year. Current bank borrowings include an amount of $148.2 million with respect to the credit facility of up to $450.0 million of GAS-four Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. with Credit Suisse AG, Nordea Bank Abp, filial I Norge, Iyo Bank Ltd., Singapore Branch and the Development Bank of Japan, Inc. (the “2019 GasLog Partners Facility”) which matures in February 2024 (and which was refinanced under the Facility). Furthermore, as of September 30, 2023, we also had an aggregate of $400.9 million of lease liabilities, of which $70.8 million is payable within one year.

As of September 30, 2023, the total remaining balance of the contract prices of the four LNG carriers on order was $597.6 million, of which $330.9 million is due within 12 months and will be funded by the four sale and leaseback agreements entered into on July 6, 2022 with CMB Financial Leasing Co., Ltd. (“CMBFL”).

As of September 30, 2023, GasLog’s current assets totaled $263.3 million, while current liabilities totaled $588.1 million, resulting in a negative working capital position of $324.8 million. Current liabilities include $148.2 million relating to the 2019 GasLog Partners Facility which matures in February 2024, as mentioned above, and $66.6 million of unearned revenue in relation to hires received in advance of September 30, 2023 (which represents a non-cash liability that will be recognized as revenue in October 2023 as the services are rendered).

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. We anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations, existing and future borrowings and future sale and leaseback transactions. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our financial covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis.

GasLog Partners Quarterly Financial Results

Amounts in thousands of U.S. dollars	For the three months ended
	September 30, 2022	September 30, 2023
Revenues	$95,679	$100,747
Profit for the period	$42,651	$30,939

Revenues were $100.7 million for the third quarter of 2023 ($95.7 million for the same period in 2022). The increase of $5.0 million is mainly attributable to a net increase in revenues from our vessels operating in the spot market in the third quarter of 2023, partially offset by a decrease in revenues resulting from the 57 off-hire days due to the scheduled dry-dockings and repairs of two of our vessels in the third quarter of 2023 (compared to nil in the same period in 2022) and the sale of the Methane Shirley Elisabeth in September 2022.

Profit was $30.9 million for the third quarter of 2023 ($42.7 million for the same period in 2022). The decrease in profit of $11.8 million is mainly attributable to an increase of $4.1 million in financial costs, a decrease of $3.1 million in gain on derivatives, an increase of $2.5 million in general and administrative expenses and an increase of $1.7 million in voyage expenses and commissions.

As of September 30, 2023, GasLog Partners had $68.8 million of cash and cash equivalents. An additional amount of $9.0 million of time deposits with an original duration greater than three months was classified under short-term cash deposits.

As of September 30, 2023, GasLog Partners had an aggregate of $763.3 million of bank borrowings outstanding under its credit facilities, of which $216.0 million was repayable within one year.

As of September 30, 2023, GasLog Partners’ current assets totaled $109.6 million and current liabilities totaled $301.8 million, resulting in a negative working capital position of $192.2 million. Current liabilities include $26.4 million of unearned revenue in relation to hires received in advance (which represents a non-cash liability that will be recognized as revenues after September 30, 2023, as the services are rendered). Current liabilities also include $148.2 million of current bank borrowings related to the 2019 GasLog Partners Facility, which matures in February 2024 (and which was refinanced under the Facility).

GasLog Partners Preference Unit Repurchase Programme

In the quarter ended September 30, 2023, there were no repurchases of preference units under GasLog Partners’ preference unit repurchase programme.

GasLog 8.75% Series A Cumulative Redeemable Perpetual Preference Shares Repurchase Programme

On August 2, 2023, the board of directors of GasLog approved a preference share repurchase programme of up to $35.0 million of GasLog’s Preference Shares, effective immediately. Under the terms of the preference repurchase programme, GasLog may repurchase GasLog’s Preference Shares from time to time, at GasLog's discretion, on the open market, in privately negotiated transactions or through redemptions. Any repurchases are subject to market conditions, applicable legal requirements and other considerations. GasLog is not obligated under the preference repurchase programme to repurchase any specific dollar amount or number of GasLog’s Preference Shares, and the preference repurchase programme may be modified, suspended or discontinued at any time or never utilized.

In the third quarter of 2023, and since the inception of the repurchase programme, GasLog has repurchased an aggregate of 46,388 of

GasLog’s Preference Shares at a weighted average price of $24.59 per preference share. The total amount paid during the quarter ended September 30, 2023 for repurchases of GasLog’s Preference Shares was $1.1 million, including commissions.

Fleet Update

Owned Fleet

As of November 16, 2023, GasLog’s fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Alexandroupolis (3)	2010	153,600	n/a	TFDE	n/a	n/a
2	Methane Jane Elizabeth*	2006	145,000	Cheniere (4)	Steam	March 2024	2025 (4)
3	GasLog Seattle*	2013	155,000	Energy Trading Company (5)	TFDE	March 2024	—
4	GasLog Savannah	2010	155,000	Multinational Oil and Gas Company	TFDE	July 2024	2025 (6)
5	Methane Alison Victoria*	2007	145,000	CNTIC VPower	Steam	October 2024	2025 (7)
6	GasLog Greece*	2016	174,000	Shell	TFDE	March 2026	2031 (8)
7	Methane Rita Andrea*	2006	145,000	Asian LNG buyer	Steam	March 2026	—
8	GasLog Santiago*	2013	155,000	Trafigura (9)	TFDE	December 2023	—
				Major Energy Exploration Company		March 2026	2027 (10)
9	GasLog Glasgow*	2016	174,000	Shell	TFDE	June 2026	2031 (8)
10	GasLog Genoa	2018	174,000	Shell	X-DF	March 2027	2030-2033 (8)
11	GasLog Windsor	2020	180,000	Centrica (11)	X-DF	April 2027	2029-2033 (11)
12	GasLog Westminster	2020	180,000	Centrica	X-DF	July 2027	2029-2033 (11)
13	GasLog Georgetown	2020	174,000	Cheniere	X-DF	November 2027	2030-2034 (6)
14	GasLog Galveston	2021	174,000	Cheniere	X-DF	January 2028	2031-2035 (6)
15	GasLog Wellington	2021	180,000	Cheniere	X-DF	June 2028	2031-2035 (6)
16	GasLog Winchester	2021	180,000	Cheniere	X-DF	August 2028	2031-2035 (6)
17	GasLog Geneva*	2016	174,000	Shell	TFDE	September 2028	2031 (8)
18	GasLog Gibraltar*	2016	174,000	Shell	TFDE	October 2028	2031 (8)
19	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035 (8)
20	Methane Becki Anne*	2010	170,000	Shell	TFDE	March 2029	—
21	GasLog Warsaw	2019	180,000	Endesa (12)	X-DF	May 2029	2035-2041 (12)
22	Solaris*	2014	155,000	Kansai	TFDE	April 2030	—
23	GasLog Singapore	2010	155,000	NFE Transport Partners LLC	TFDE	June 2030	—
24	GasLog Wales	2020	180,000	Jera (13)	X-DF	March 2032	2035-2038 (13)

Bareboat Vessels

As of November 16, 2023, GasLog’s bareboat fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Sydney*	2013	155,000	Centrica	TFDE	May 2024	—
2	GasLog Skagen	2013	155,000	Tokyo LNG (14)	TFDE	September 2024	—
3	GasLog Saratoga	2014	155,000	Mitsui (15)	TFDE	September 2024	—
4	GasLog Shanghai*	2013	155,000	Woodside (16)	TFDE	March 2025	2026 (16)
5	Methane Heather Sally*	2007	145,000	SEA Charterer (17)	Steam	July 2025	—
6	GasLog Hong Kong	2018	174,000	TotalEnergies (18)	X-DF	December 2025	2028 (18)
7	GasLog Salem	2015	155,000	Gunvor (19)	TFDE	March 2026	—
8	Methane Julia Louise	2010	170,000	Shell	TFDE	March 2026	2029-2031 (8)
9	GasLog Houston	2018	174,000	Shell	X-DF	May 2028	2031-2034 (8)

*	Indicates the Partnership’s owned and bareboat fleet as of November 16, 2023.

(1)	Indicates the expiration of the initial term.

(2)	The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	The vessel GasLog Chelsea was renamed to Alexandroupolis in 2023. The vessel is currently undergoing conversion into an FSRU.

(4)	The vessel is chartered to Cheniere Marketing International LLP, a wholly owned subsidiary of Cheniere Energy, Inc. (“Cheniere”). Cheniere has the right to extend the charters of (a) the GasLog Georgetown, the GasLog Galveston, the GasLog Wellington and the GasLog Winchester by three consecutive periods of three years, two years and two years and (b) the Methane Jane Elizabeth by an additional period of one year, provided that Cheniere gives us advance notice of the declarations.

(5)	The vessel is chartered to a Swiss-headquartered energy trading company.

(6)	The charterer has the right to extend the charter by an additional period of one year, provided that the charterer gives us advance notice of the declaration.

(7)	CNTIC VPower may extend the term of the related charter by an additional period of one year, provided that the charterer gives us advance notice of declaration.

(8)	The vessel is chartered to a wholly owned subsidiary of Shell plc (“Shell”). Shell has the right to extend the charters of (a) the GasLog Genoa, the GasLog Houston and the GasLog Gladstone by two additional periods of three years, (b) the Methane Julia Louise for a period of either three or five years, (c) the GasLog Greece and the GasLog Glasgow for a period of five years and (d) the GasLog Geneva and the GasLog Gibraltar for a period of three years, provided that Shell gives us advance notice of the declarations.

(9)	The vessel is chartered to Trafigura Maritime Logistics PTE Ltd. (“Trafigura”).

(10)	The charterer has the right to extend the charter by an additional period of one year, provided that the charterer gives us advance notice of the declaration.

(11)	The vessel is chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc (“Centrica”). Centrica has the right to extend the charter by three additional periods of two years, provided that Centrica gives us advance notice of declaration.

(12)	“Endesa” refers to Endesa S.A. Endesa has the right to extend the charter of the GasLog Warsaw by two additional periods of six years, provided that Endesa gives us advance notice of declaration.

(13)	“Jera” refers to LNG Marine Transport Limited, the principal LNG shipping entity of Japan’s Jera Co., Inc. Jera has the right to extend the charter by two additional periods of three years, provided that Jera gives us advance notice of declaration.

(14)	The vessel is chartered to Tokyo LNG Tanker Co. Ltd. (“Tokyo LNG”).

(15)	The vessel is chartered to Mitsui & Co., Ltd. (“Mitsui”).

(16)	The vessel is chartered to Woodside Energy Shipping Singapore Pte. Ltd. (“Woodside”). The charterer has the right to extend the charter by an additional period of one year, provided that the charterer gives us advance notice of declaration.

(17)	The vessel is chartered to a Southeast Asian charterer (“SEA Charterer”).

(18)	The vessel is chartered to TotalEnergies Gas & Power Limited, a wholly owned subsidiary of TotalEnergies SE (“TotalEnergies”). TotalEnergies has the right to extend the charter for a period of three years, provided that TotalEnergies provides us with advance notice of declaration.

(19)	The vessel is chartered to Clearlake Shipping Pte. Ltd., a wholly owned subsidiary of Gunvor Group Ltd. (“Gunvor”).

Future Deliveries

As of November 16, 2023, GasLog has four newbuildings on order at Daewoo Shipbuilding and Marine Engineering Co., Ltd., which was acquired by Hanwha Ocean Co. Ltd., an affiliate of the Hanwha Group:

LNG Carrier	Expected Delivery	Cargo Capacity (cbm)	Charterer	Propulsion(1)	Estimated Charter Expiration(2)
Hull No. 2532	Q3 2024	174,000	Multinational Oil and Gas Company	MEGI	2031
Hull No. 2533	Q3 2024	174,000	Mitsui	MEGI	2033
Hull No. 2534	Q3 2025	174,000	Woodside	MEGI	2035
Hull No. 2535	Q4 2025	174,000	Woodside	MEGI	2035

____________

(1)	M-type, Electronically controlled Gas Injection (“MEGI”) engine.

(2)	Charter expiration to be determined based upon actual date of delivery.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that GasLog and the Partnership expect, project, believe or anticipate will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Other factors that might cause future results and outcomes to differ include, but are not limited to, the other risks and uncertainties described in GasLog's Annual Report on Form 20-F filed with the SEC on March 3, 2023 and the Partnership's Annual Report on Form 20-F filed with the SEC on March 6, 2023, each available at http://www.sec.gov. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

EXHIBIT I - Unaudited Interim Financial Information of GasLog Ltd. and its Subsidiaries

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2022 and September 30, 2023

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2022	September 30, 2023
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	28,823	43,209
Deferred financing costs	8,778	8,273
Other non-current assets	2,092	3,767
Derivative financial instruments, non-current portion	13,225	—
Tangible fixed assets	4,514,663	3,945,404
Vessels under construction	210,099	476,560
Right-of-use assets	416,485	494,056
Total non-current assets	5,203,676	4,980,780
Current assets
Trade and other receivables	22,897	31,705
Dividends receivable and other amounts due from related parties	61	455
Derivative financial instruments, current portion	25,383	159
Inventories	8,483	8,509
Prepayments and other current assets	7,262	11,014
Short-term cash deposits	36,000	38,582
Cash and cash equivalents	368,286	172,828
Total current assets	468,372	263,252
Total assets	5,672,048	5,244,032
Equity and liabilities
Equity
Preference shares	46	46
Share capital	954	954
Contributed surplus	658,888	1,038,226
Reserves	16,464	14,494
Retained earnings	108,685	162,579
Equity attributable to owners of the Group	785,037	1,216,299
Non-controlling interests	936,741	280,045
Total equity	1,721,778	1,496,344
Current liabilities
Trade accounts payable	19,725	12,562
Ship management creditors	14	94
Amounts due to related parties	26	192
Derivative financial instruments, current portion	2,834	10,380
Other payables and accruals	166,932	161,749
Borrowings, current portion	294,977	332,305
Lease liabilities, current portion	48,548	70,837
Total current liabilities	533,056	588,119
Non-current liabilities
Derivative financial instruments, non-current portion	5,498	8,656
Borrowings, non-current portion	3,004,767	2,590,309
Lease liabilities, non-current portion	287,828	330,061
Other non-current liabilities	119,121	230,543
Total non-current liabilities	3,417,214	3,159,569
Total equity and liabilities	5,672,048	5,244,032

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2022 and 2023

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended

	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
Revenues	241,918	229,018	671,737	688,083
Voyage expenses and commissions	(3,757)	(4,500)	(11,084)	(14,218)
Vessel operating and supervision costs	(39,091)	(40,180)	(125,174)	(118,591)
Depreciation	(57,233)	(61,355)	(170,074)	(177,489)
Impairment loss	—	—	(56,911)	(11,740)
Loss on disposal of non-current assets	(167)	(749)	(744)	(2,058)
General and administrative expenses	(5,706)	(10,667)	(22,608)	(27,873)
Profit from operations	135,964	111,567	285,142	336,114
Financial costs	(49,338)	(66,500)	(126,173)	(194,554)
Financial income	1,081	2,815	1,493	12,740
Gain/(loss) on derivatives	21,611	(2,090)	67,342	8,383
Share of (loss)/profit of associates	(195)	659	740	2,184
Total other expenses, net	(26,841)	(65,116)	(56,598)	(171,247)
Profit for the period	109,123	46,451	228,544	164,867
Attributable to:
Owners of the Group	77,917	39,513	168,441	104,341
Non-controlling interests	31,206	6,938	60,103	60,526
	109,123	46,451	228,544	164,867

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2022 and 2023

(Amounts expressed in thousands of U.S. Dollars)

	For the nine months ended
	September 30, 2022	September 30, 2023
Cash flows from operating activities:
Profit for the period	228,544	164,867
Adjustments for:
Depreciation	170,074	177,489
Impairment loss	56,911	11,740
Loss on disposal of non-current assets	744	2,058
Share of profit of associates	(740)	(2,184)
Financial income	(1,493)	(12,740)
Financial costs	126,173	194,554
Gain on derivatives (excluding realized loss/gain on forward foreign exchange contracts held for trading)	(71,218)	(5,621)
Unrealized foreign exchange losses on short-term cash deposits	—	62
Share-based compensation	612	1,357
	509,607	531,582
Movements in working capital	(37,361)	(28,624)
Net cash provided by operating activities	472,246	502,958
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(125,847)	(171,416)
Proceeds from sale and sale and leasebacks of tangible fixed assets, net	177,032	331,998
Proceeds from FSRU forthcoming sale	92,780	107,088
Other investments	(579)	(13,377)
Payments for right-of-use assets	—	(8,998)
Dividends received from associate	—	750
Purchase of short-term cash deposits	(25,000)	(117,144)
Maturity of short-term cash deposits	—	114,500
Financial income received	1,004	12,489
Net cash provided by investing activities	119,390	255,890
Cash flows from financing activities:
Proceeds from loans and bonds, net of discount	333,248	152,960
Loan and bond repayments	(648,553)	(533,207)
Principal elements of lease payments	(29,835)	(45,689)
Interest paid	(122,105)	(175,978)
Release of cash collaterals for swaps	990	—
Payment of loan and bond issuance costs	(4,652)	(2,612)
Proceeds from interest rate swaps termination	—	35,789
Payment of equity raising costs	(20)	—
Merger consideration – Transaction	—	(197,528)
Dividends paid (common and preference)	(79,362)	(187,170)
Repurchase of GasLog’s and GasLog Partners’ preference shares/units	(38,740)	(1,142)
Net cash used in financing activities	(589,029)	(954,577)
Effects of exchange rate changes on cash and cash equivalents	(856)	271
Increase/(decrease) in cash and cash equivalents	1,751	(195,458)
Cash and cash equivalents, beginning of the period	282,246	368,286
Cash and cash equivalents, end of the period	283,997	172,828

EXHIBIT II

GasLog Ltd. and its Subsidiaries

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA and Adjusted Profit

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses, impairment loss, gain/loss on disposal of non-current assets, restructuring costs and the costs relating to the 2021 take-private transaction with BlackRock’s Global Energy & Power Infrastructure team and the Transaction (collectively such costs, the “Transaction Costs”). Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium/discount, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs, Transaction Costs and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. EBITDA, Adjusted EBITDA and Adjusted Profit are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses, impairment loss, gain/loss on disposal of non-current assets, restructuring costs and Transaction Costs; and in the case of Adjusted Profit, write-off and accelerated amortization of unamortized loan/bond fees and premium/discount, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs, Transaction Costs and non-cash gain/loss on derivatives, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA and Adjusted Profit are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA and Adjusted Profit, you should be aware that in the future we may incur expenses that are the same as, or similar to, some of the adjustments in this presentation. Our presentation of Adjusted EBITDA and Adjusted Profit should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

GasLog Ltd. and its Subsidiaries

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
Profit for the period	109,123	46,451	228,544	164,867
Depreciation	57,233	61,355	170,074	177,489
Financial costs	49,338	66,500	126,173	194,554
Financial income	(1,081)	(2,815)	(1,493)	(12,740)
(Gain)/loss on derivatives	(21,611)	2,090	(67,342)	(8,383)
EBITDA	193,002	173,581	455,956	515,787
Foreign exchange (gains)/losses, net	(304)	725	(232)	1,613
Restructuring costs	(4)	(10)	1,685	126
Transaction Costs	—	2,275	840	4,607
Impairment loss	—	—	56,911	11,740
Loss on disposal of non-current assets	167	749	744	2,058
Adjusted EBITDA	192,861	177,320	515,904	535,931

GasLog Ltd. and its Subsidiaries

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
Profit for the period	109,123	46,451	228,544	164,867
Non-cash (gain)/loss on derivatives	(24,890)	4,896	(85,544)	5,666
Write-off of unamortized loan fees	294	1,848	1,444	3,524
Foreign exchange (gains)/losses, net	(304)	725	(232)	1,613
Restructuring costs	(4)	(10)	1,685	126
Transaction Costs	—	2,275	840	4,607
Impairment loss	—	—	56,911	11,740
Loss on disposal of non-current assets	167	749	744	2,058
Unrealized foreign exchange losses/(gains), net on cash	376	377	856	(271)
Adjusted Profit	84,762	57,311	205,248	193,930

EXHIBIT III –Unaudited Interim Financial Information of GasLog Partners LP

GasLog Partners LP

Unaudited condensed consolidated statements of financial position

As of December 31, 2022 and September 30, 2023

(All amounts expressed in thousands of U.S. Dollars)

	December 31, 2022	September 30, 2023
Assets
Non-current assets
Other non-current assets	169	1,788
Derivative financial instruments—non-current portion	1,136	—
Tangible fixed assets	1,677,771	1,490,672
Right-of-use assets	93,325	137,331
Total non-current assets	1,772,401	1,629,791
Current assets
Trade and other receivables	11,185	19,663
Inventories	2,894	3,155
Due from related parties	—	2,536
Prepayments and other current assets	3,392	6,394
Derivative financial instruments—current portion	2,440	—
Short-term cash deposits	25,000	9,000
Cash and cash equivalents	198,122	68,808
Total current assets	243,033	109,556
Total assets	2,015,434	1,739,347
Partners’ equity and liabilities
Partners’ equity
Common unitholders	668,953	528,645
General partner	12,608	8,519
Preference unitholders	279,349	280,048
Total partners’ equity	960,910	817,212
Current liabilities
Trade accounts payable	9,300	5,641
Due to related parties	2,873	822
Derivative financial instruments—current portion	—	92
Other payables and accruals	57,266	50,795
Borrowings—current portion	90,358	216,047
Lease liabilities—current portion	17,433	28,420
Total current liabilities	177,230	301,817
Non-current liabilities
Borrowings—non-current portion	831,588	547,263
Lease liabilities—non-current portion	45,136	72,634
Other non-current liabilities	570	421
Total non-current liabilities	877,294	620,318
Total partners’ equity and liabilities	2,015,434	1,739,347

GasLog Partners LP

Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2022 and 2023

(All amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023

Revenues	95,679	100,747	266,060	296,777
Voyage expenses and commissions	(1,383)	(3,128)	(5,016)	(7,766)
Vessel operating costs	(16,744)	(17,969)	(54,365)	(49,649)
Depreciation	(20,696)	(25,625)	(64,907)	(73,152)
General and administrative expenses	(4,263)	(6,843)	(13,334)	(18,709)
Loss on disposal of vessel	(166)	—	(166)	(1,033)
Impairment loss on vessels	—	—	(28,027)	(142)
Profit from operations	52,427	47,182	100,245	146,326
Financial costs	(13,381)	(17,450)	(31,940)	(51,847)
Financial income	612	1,287	872	7,079
Gain/(loss) on derivatives	2,993	(80)	9,216	1,459
Total other expenses, net	(9,776)	(16,243)	(21,852)	(43,309)
Profit for the period	42,651	30,939	78,393	103,017